Exhibit 23.01

Consent of Independent Registered Public Accounting Firm

The Board of Directors of

NuStar GP, LLC:

We consent to the incorporation by reference in the registration statement on Form S-8 (Nos. 333-109541, 333-88264, 333-81806 and 333-138133), on Form S-4 (No. 333-120726) and on Form S-3 (No. 333-143095) of NuStar Energy L.P. and subsidiaries of our reports dated February 27, 2009, with respect to the consolidated balance sheets of NuStar Energy L.P. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows and partners’ equity for each of the years in the three year period ended December 31, 2008, the effectiveness of internal control over financial reporting as of December 31, 2008 and the balance sheets of NuStar GP Holdings, LLC as of December 31, 2008 and 2007, which reports appear in the December 31, 2008, annual report on Form 10-K of NuStar Energy L.P. and subsidiaries.

/s/ KPMG LLP

San Antonio, Texas

February 27, 2009